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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                  (Rule13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            TOPS APPLIANCE CITY, INC.
                                (Name of Issuer)

                      COMMON STOCK, no par value per share
                         (Title of Class of Securities)

                                    890910AB
                                 (CUSIP Number)

                               STEVEN A. VAN DYKE
                          TOWER INVESTMENT GROUP, INC.
                          BAY HARBOUR MANAGEMENT, L.C.
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                              DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 25, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 9 Pages)

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--------------------------------                -------------------------------
     CUSIP No. 890910AB               13D                Page 2 of 9 Pages
--------------------------------                -------------------------------



-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON                    Steven A. Van Dyke

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]

                                                                (b)  [X]
-------------------------------------------------------------------------------
  3       SEC USE ONLY
-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS                                    OO
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e) [  ]
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION             United States
-------------------------------------------------------------------------------
 Number of          7     SOLE VOTING POWER                            -0-
  Shares
                    -----------------------------------------------------------
  Beneficially      8     SHARED VOTING POWER                    3,480,000
    Owned by
                    -----------------------------------------------------------
 Each Reporting     9     SOLE DISPOSITIVE POWER                       -0-
                    -----------------------------------------------------------
   Person With      10    SHARED DISPOSITIVE POWER               3,480,000
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,480,000
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [  ]
-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.3%
-------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON                                  IN, HC
-------------------------------------------------------------------------------



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--------------------------------                -------------------------------
      CUSIP No. 890910AB             13D                Page 3 of 9 Pages
--------------------------------                -------------------------------

-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON                    Douglas P. Teitelbaum

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]

                                                                   (b)  [X]
-------------------------------------------------------------------------------
  3       SEC USE ONLY
-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS                                    OO
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) [  ]
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION        United States
-------------------------------------------------------------------------------
    Number of       7     SOLE VOTING POWER                            -0-
     Shares
                    -----------------------------------------------------------
  Beneficially      8     SHARED VOTING POWER                    3,480,000
    Owned by
                    -----------------------------------------------------------
 Each Reporting     9     SOLE DISPOSITIVE POWER                       -0-
                    -----------------------------------------------------------
   Person With      10    SHARED DISPOSITIVE POWER               3,480,000
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,480,000
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [  ]
-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.3%
-------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON                                  IN, HC
-------------------------------------------------------------------------------


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

--------------------------------                -------------------------------
      CUSIP No. 890910AB             13D                Page 4 of 9 Pages
--------------------------------                -------------------------------

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON                  Tower Investment Group, Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-2924229
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]

                                                                 (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS                                    OO
-------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION        Florida
-------------------------------------------------------------------------------
 Number of        7     SOLE VOTING POWER                   3,480,000
  Shares
                  -------------------------------------------------------------
  Beneficially    8     SHARED VOTING POWER                    -0-
    Owned by
                  -------------------------------------------------------------
 Each Reporting   9     SOLE DISPOSITIVE POWER               3,480,000
                  -------------------------------------------------------------
  Person With     10    SHARED DISPOSITIVE POWER               -0-
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,480,000
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.3%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON                                  HC
-------------------------------------------------------------------------------

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--------------------------------                -------------------------------
      CUSIP No. 890910AB             13D                Page 5 of 9 Pages
--------------------------------                -------------------------------

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON                    Bay Harbour Management, L.C.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-3418243
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]

                                                                 (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS                                    OO
-------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION        Florida
-------------------------------------------------------------------------------
    Number of       7     SOLE VOTING POWER                   3,480,000
     Shares
                    -----------------------------------------------------------
  Beneficially      8     SHARED VOTING POWER                 -0-
    Owned by
                    -----------------------------------------------------------
 Each Reporting     9     SOLE DISPOSITIVE POWER              3,480,000
                    -----------------------------------------------------------
  Person With       10    SHARED DISPOSITIVE POWER            -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,480,000
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                  IA
-------------------------------------------------------------------------------

               This Statement is filed by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum, in his capacity as a stockholder of Tower (collectively, the "Reporting Persons").

ITEM 1. SECURITY AND ISSUER.

             Common Stock, no par value per share ("Tops Common Stock") of Tops Appliance City, Inc., a New Jersey corporation ("Tops"). The principal executive offices of Tops are located at 45 Brunswick Avenue, Edison, New Jersey, 08818.

ITEM 2. IDENTITY AND BACKGROUND.

             Bay Harbour is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Tower, a Florida corporation, is the majority stockholder of Bay Harbour. Van Dyke, a resident of Florida and a United States citizen, is a stockholder of Tower. Teitelbaum, a resident of New York and a United States citizen, is a stockholder of Tower. The executive officers and directors of Bay Harbour and Tower are as follows:

    Name                     Address                     Occupation    Place of Employment

    Steven A. Van Dyke       777 South Harbour Island    investment    Bay Harbour
                             Boulevard, Suite 270        management    Management, L.C.
                             Tampa, Florida 33602

    Douglas P. Teitelbaum    885 Third Avenue            investment    Bay Harbour
                             34th Floor                  management    Management, L.C.
                             New York, New York 10022

             The principal business address of each Reporting Person is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602, except that the principal business office of Douglas P. Teitelbaum is 885 Third Avenue, 34th Floor, New York, New York 10022.

             No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On June 25, 1998, Bay Harbour purchased for certain managed accounts, in a secondary trade, 6-1/2% Convertible Subordinated Debentures Due 2003 of Tops in the aggregate principal amount of $6,090,000 (such Debentures held by Bay Harbour, the "Debentures"), at a price of 93% of principal plus accrued interest. Commencing February 28, 1999, the Debentures will be convertible into shares of Tops Common Stock at a conversion price of $1.75 per share (subject to certain adjustments as set forth in the terms of the Debentures).

             The source of the funds used by Bay Harbour to purchase the Debentures were the following investment accounts managed on a discretionary basis by Bay Harbour:

             Bay Harbour Partners, Ltd.                   $2,281,196.33
             Lipstick, Ltd.                               $1,986,541.81
             Bay Harbour 90-1, L.P.                       $1,520,797.56

ITEM 4. PURPOSE OF TRANSACTION.

             The Reporting Persons consider their beneficial ownership of Tops Common Stock as an investment in the ordinary course of business. From time to time, the Reporting Persons may acquire additional shares of Tops Common Stock or dispose of all or some of the shares of Tops Common Stock which they beneficially own. The Reporting Persons have no plans to acquire control of Tops but intend to review the investment in Tops on a continuing basis and may change their plans depending upon future developments.

             Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

             As of the filing date of this Statement, (i) Van Dyke beneficially owns 3,480,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 32.3% of Tops Common Stock outstanding, (ii) Teitelbaum beneficially owns 3,480,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 32.3% of Tops Common Stock outstanding, (iii) Tower beneficially owns 3,480,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 32.3% of Tops Common Stock outstanding and (iv) Bay Harbour beneficially owns 3,480,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 32.3% of Tops Common Stock outstanding, in each case, based upon the 7,304,901 shares of Tops Common Stock outstanding as of April 30, 1998 (as set forth in the most recently available filing with the Securities and Exchange Commission by Tops). For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of Tops Common Stock that are beneficially owned by Tower and Bay Harbour and
(B) Tower is deemed to beneficially own all shares of Tops Common Stock that are beneficially owned by Bay Harbour.

             Each Reporting Person has (i) the sole power to vote or direct the vote of the 3,480,000 Shares of Tops Common Stock; and (ii) the sole power to dispose of or to direct the disposition of the 3,480,000 Shares of Tops Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power.

             Except for the purchase of the Debentures, to the best knowledge and belief of the undersigned, no transactions involving Tops Common Stock have been effected during the past sixty (60) days by the Reporting Persons or by their directors, executive officers or controlling persons.

             The 3,480,000 shares of Tops Common Stock, assuming the conversion of the Debentures, reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) convert the Debentures into shares of Tops Common

Stock, (ii) direct the voting of such shares of Tops Common Stock and (iii) dispose of such shares of Tops Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Lipstick, Ltd., Bay Harbour 90-1, L.P., Bay Harbour Partners, Ltd., John M. Templeton, Gentleness, Limited and Templeton Religion Trust, no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Tops Common Stock to be issued upon the conversion of the Debentures representing more than five percent of the outstanding Tops Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The Debentures are part of the $7,687,500 aggregate principal amount of 6-1/2% Convertible Subordinated Debentures Due 2003 (the "BEA Debentures") issued pursuant to a Debenture Exchange Agreement, dated as of August 20, 1997, between Tops and BEA Associates ("BEA"). Pursuant to such Debenture Exchange Agreement, among other things, in the event that BEA owned in excess of 12.5% or 25%, respectively, of the outstanding Tops Common Stock upon a conversion of the BEA Debentures, BEA had the right to designate one or two directors of Tops, as the case may be. Bay Harbour is a successor to BEA's rights under such Debenture Exchange Agreement. Bay Harbour has had discussions with Tops with respect possible additional investments by Bay Harbour in convertible debt securities or equity securities of Tops; however, an agreement with respect to such investment has not been reached.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT I Joint Filing Agreement, dated July 2, 1998, by and among Bay Harbour, Tower, Van Dyke and Teitelbaum.

        EXHIBIT II    Form of Debenture.

        EXHIBIT III   Debenture Exchange Agreement, dated August 20, 1997.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: July 2, 1998              TOWER INVESTMENT GROUP, INC.


                                       By: /s/ Steven A. Van Dyke
                                          --------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: President


                                       BAY HARBOUR MANAGEMENT, L.C.


                                       By: /s/ Steven A. Van Dyke
                                          --------------------------------------
                                           Name: Steven A. Van Dyke
                                           Title: President


                                            /s/ Steven A. Van Dyke
                                       -----------------------------------------
                                                STEVEN A. VAN DYKE

                                           /s/ Douglas P. Teitelbaum
                                       -----------------------------------------
                                               DOUGLAS P. TEITELBAUM

                        STATEMENT OF DIFFERENCES
                        ------------------------

The section symbol shall be expressed as .......................'SS'

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                                  Exhibit Index

         EXHIBIT I Joint Filing Agreement, by and among Bay Harbour, Tower, Van Dyke and Teitelbaum.

         EXHIBIT II      Form of Debenture.

         EXHIBIT III     Debenture Exchange Agreement dated August 20, 1997

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